Exhibit 99.1

NIP Group Expands Bitcoin Mining Capacity with Third Tranche Asset-Purchase Agreement

Acquisition Adds Approximately 4.47 EH/s of On-Rack Mining Capacity and Expands Total Installed Hash Rate to Approximately 13.85 EH/s

ABU DHABI, United Arab Emirates, October 20, 2026 (GLOBE NEWSWIRE) — NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), where digital entertainment meets computing infrastructure, today announced it has entered into a definitive on-rack sales and purchase agreement (the “Agreement”) to acquire on-rack crypto mining machines (the “Products”) from certain sellers (collectively, the “Sellers”).

The Bitcoin mining hardware has a combined hashrate of approximately 4.47 exahash per second (EH/s) and is currently deployed and operational at hosting facilities. Upon closing, these assets will immediately add to NIP Group’s Bitcoin mining production. Under the terms of the Agreement, NIP Group will issue to the Sellers as consideration for the Products up to 247,091,740 Class A ordinary shares of the Company.

This transaction advances NIPG’s long-term vision of converging digital infrastructure with its core gaming and esports ecosystem, creating a foundation where computing power, artificial intelligence (AI), high-performance computing (HPC) and blockchain technology intersect with next-generation entertainment experiences.

Upon completion of Tranche 3, the expansion is expected to bring NIPG’s total Bitcoin mining capacity across all three tranches to approximately 13.85 EH/s, further establishing NIPG among the largest publicly traded Bitcoin mining operators globally. Based on this combined capacity, NIP Group’s Bitcoin mining operations are expected to generate approximately 195 Bitcoins per month at full deployment, subject to global network hashrate, Bitcoin difficulty adjustments and operational factors. The third tranche reinforces the NIP Group’s digital infrastructure strategy.

Hicham Chahine, Co-CEO of NIP Group, commented, “We are rapidly executing on our digital infrastructure strategy with this third tranche of mining asset acquisitions. Scaling our hashrate to nearly 14 EH/s solidifies our position as a significant player in the Bitcoin mining space, while generating tangible revenue that supports our broader transformation. The disciplined, share-based consideration structure allows us to expand our compute footprint, and we’ll evaluate opportunities to deploy this capacity toward AI, HPC and other compute-intensive applications that complement our entertainment business.”

Carl Agren, COO of NIPG Mining and Digital Assets, commented, “These on-rack assets are immediately operational and will be integrated into our existing hosting framework with minimal ramp time. We are focused on efficient deployment, stable production and maximizing the utility of our growing computing base across multiple revenue streams.”

The Agreement was dated as of September 24, 2026. The closing of the proposed transaction is subject to customary closing conditions and is expected to occur within ten (10) business days following the satisfaction of such conditions. There can be no assurance that the closing conditions will be satisfied or that the proposed transaction will be completed.

In connection with the transaction, NIP Group and the Sellers have also entered into a second amended and restated investor rights agreement (the “A&R IRA”), which has amended and restated the existing investor rights agreement dated January 9, 2026 in its entirety. The A&R IRA defines certain rights and obligations among the Company and the Sellers, including registration rights, lock-up arrangements and governance rights with respect to the Class A ordinary shares to be issued as consideration.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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NIP Group Inc.

Investor Relations: ir@nipgroup.gg

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